Dakota Gold Corp.
701 N. Green Valley Parkway, Suite 200
Henderson, Nevada, 89074

February 15, 2013

BY EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549-7010

USA

Attention:	Mark P. Shuman
Re:	Dakota Gold Corp. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed January 4, 2013
File No. 333-185450
Form 10-K for the fiscal year ended April 30, 2012
Filed July 23, 2012
File No. 000-53630

We refer to your letter of January 18, 2013 addressed to the Company with your comments on the Company’s Annual Report and Registration Statement.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.
After reviewing the JOBS Act, we have eliminated disclosure relating to our company being an emerging growth company.  We do not meet the definition of an emerging growth company as we have registered equities prior to December 8, 2011.

2.
We have provided detailed information on our sample collection, sample preparation, and the analytical procedures used in grading our mineral exploration property in the amended S-1/A filed concurrently with this response.  We have amended our Form 10-K to provide this disclosure as well.

3.
We have eliminated reference to ‘development’ stage and the ‘development’ of our property throughout the amended registration statement and the financial statements therein.  We have revised the disclosure to clarify that we are an ‘exploration’ stage company.

4.	We have amended our Form 10-K to provide more detailed information on our exploration program. This information is consistent with what we have disclosed in our amended S-1.

5.	We have made the required revisions to the financial statements to clarify that we are an ‘exploration’ stage company and are not in the ‘development’ stage.

DAKOTA GOLD CORP.

Per:           /s/ Herb Duerr

Herb Duerr
President and Director